Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	State/Province of Incorporation	Date of Incorporation
EAPI Center Inc.	Manitoba, Canada	September 5, 2003
Duro Enzyme Solutions, Inc.	Nevada, USA	September 6, 2000
Duro Enzyme Solutions Inc.	Canada (Federally Incorporated)	August 10, 2000
EASI Studios Inc.	British Columbia, Canada	June 20, 2003
SuperNet Computing Inc.	British Columbia, Canada	June 20, 2003
EASI Games Inc.	British Columbia, Canada	June 20, 2003
EASI Education Inc.	Alberta, Canada	May 30, 2003
EASI Movies, Music, Television and Video Inc.	British Columbia, Canada	June 20, 2003
Home.web Sub. Inv.	Nevada, USA	November 1, 2000